Exhibit (a)(1)(G)

FORM OF LETTER – SUPPLEMENT TO THE OFFER TO PURCHASE

August __, 2013

Dear Option Holder:

Enclosed is a Supplement to the Offer to Purchase, which amends, modifies and supersedes certain information included in the offer to purchase, dated July 23, 2013 (the “Original Offer to Purchase” and together with this Supplement, the “Offer to Purchase”) relating to an offer by Westfield Financial, Inc. (the “Company”) to purchase for cancellation certain outstanding options (the “Eligible Options”) to purchase shares of its common stock, $0.01 par value per share, granted under the Company’s 2002 Stock Option Plan and the Company’s 2007 Stock Option Plan in exchange for the cash payment described in, and upon the terms and subject to the conditions set forth in, the Original Offer to Purchase. This Supplement should be read in conjunction with the Original Offer to Purchase. Except for the changes described in the Supplement, all other terms of the Original Offer to Purchase remain the same.

As a reminder that the deadline of 11:59 p.m. Eastern time on August 19, 2013, is approaching for you to elect to participate in the Company’s offer to purchase the Eligible Options. If you wish to participate in the offer to tender your Eligible Options, as described in the Offer to Purchase, you must complete and sign the Tender Election Form and return it to me by hand delivery, by email at gciejka@westfieldbank.com or by mail to Westfield Financial, Inc., 141 Elm Street, Westfield, Massachusetts 01085, Attention: Gerald P. Ciejka. If you wish to participate, we must receive your completed and signed Tender Election Form before the deadline noted above.

Please feel free to contact me at (413) 564-2609 or by email at gciejka@westfieldbank.com if you have any questions.

Sincerely,

Gerald P. Ciejka